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                          April 23, 2024

       Andrew C. Sagliocca
       Vice Chairman, CEO and President
       Esquire Financial Holdings, Inc.
       100 Jericho Quadrangle, Suite 100
       Jericho, NY 11753

                                                        Re: Esquire Financial
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 19,
2024
                                                            File No. 333-278832

       Dear Andrew C. Sagliocca:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Joy Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Gregory M. Sobczak,
Esq.